Electronic Control Security Inc.
790 Bloomfield Avenue, Bldg. C-1
Clifton, New Jersey, 07012

By EDGAR
Ms. Claire DeLabar
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549
June 30, 2008
Dear Ms. DeLabar

Re:	Electronic Control Security Inc. (the “Company”) Form 10-KSB for the fiscal year ended June 30, 2007 (“Annual Report”)

Form 10-QSB for the quarter ended March 31, 2008 (“Quarterly Report”) File No.: 0-11772

Reference is made to the comment letter dated June 10, 2008 from the Staff of the Commission ("Comment Letter") relating to the Company’s Annual Report and Quarterly Report. Below are Company's responses to the comments raised in the Staff's Comment Letter. The numbered paragraphs below correspond to the numbered paragraph of the Comment Letter.

Form 10-KSB for the Year Ended June 30, 2007

Financial Statements

1.
Refer to the discussion of Gross Margins on page 19. We note that your gross margins were negatively impacted by “continued repair costs for defensive sensors delivered by a principal supplier” which had to be reworked and replaced at two major installations for a total cost of $500,000. Please expand the disclosure in the MD&A to describe how you accounted for your obligations to repair or replace your products at the time of the sale of the products and revise your revenue recognition policy on page F-7 to describe the timing of your revenue recognition, considering these continuing obligations after the products are delivered.

The Company’s future filings will reflect the staff comments.

All of the Company’s products have a warranty and the Company maintains a reserve for warranty work based on historical experience and anticipation of possible warranty work. The repair work that was noted in the Annual Report was extraordinary and unanticipated. A principal vendor that has been working with the Company for the last 10 years provided defective product that the Company used in its sensors. The defective product failed after assembly, in house testing, delivery and field installation at various customer facilities. The defect required the Company to replace approximately 1,000 sensors at the various customers’ facilities. This extraordinary non- recurring cost has been expensed, thereby negatively impacting the Company’s gross margin. All defective sensors have been accounted for as of June 30, 2007. We do not believe the Company’s revenue recognition policy has been impacted by this expense.

The company has implemented legal action against the vendor to recover said costs.

2.
Refer to your disclosure of convertible preferred stock on page F-12. We note that the conversion price is subject to adjustment in the event you sell common stock for less than $1.00 per share. We also note in Exhibit 4.1 to the Form 8-K filed on January 11, 2006 that a similar provision is also included in the terms of the convertible debentures. Pease disclose this provision for the convertible debentures in future filings. Please tell s the reason for the reset of the exercise price on the conversion features of the convertible debt and convertible preferred stock in May 2006 and the basis for your accounting treatment for the change of the exercise price on the conversion features of the convertible debt and the convertible preferred stock.

In May 2006, in order to raise additional debt financing with a factor, the Company was required to obtain the consent of the convertible debenture holders to such financing arrangement. In order to induce them to agree, the Company agreed to reduce the conversion price on the debentures. Under the agreement with the Series B Convertible Preferred shareholders, the conversion price on the preferred stock is reduced upon the reset of the conversion price of the convertible debentures.
Under the original terms of the convertible debentures, a charge for a beneficial conversion feature was recognized. Under the modified terms, the beneficial conversion feature was eliminated. For accounting purposes the Company did not recognize this reduction in the beneficial conversion feature.

Under the original terms of the Series B Convertible Preferred stock, a beneficial conversion feature was also recognized which was accounted for as a deemed dividend on preferred stock. Under the modified terms, the beneficial conversion feature was eliminated. For accounting purposes, the Company did not recognize this reduction in the beneficial conversion feature.

In future filings, the Company will note that the convertible debenture conversion price also is subject to adjustment in the event that the Company sells common stock for less than $.75

3.
Refer to your disclosure of warrants in Notes 8 and 11 on pages F-10 to F-13. We note that you reset the exercise price of the conversion provisions of the convertible debt and preferred stock and warrants in May 2006 to $0.75 per share, which based on the trading range of your stock disclosed on page 17 is well below the fair market value of $0.92-$0.95 per share during the period of the reset. Please tell us the reason for the reset of the exercise price for the warrants underlying the convertible debt and convertible preferred stock on the basis of your accounting treatment for the reset.

As noted above, in order to induce the convertible debenture holders to agree to the new financing arrangement with a factor, the Company agreed to reduce the exercise price on the convertible debenture warrants. As such, under the agreement with the Series B Convertible Preferred stockholders, the Company was required to reset the exercise price on their warrants as well.

Upon further review, the Company notes that the high and low closing prices for its common stock for the period between April and June 30, 2006 were in fact between $1.05 and $.44. When the reset occurred, the high and low prices for the day were $.63 and $.55.

For accounting purposes, on the date of the reset, the Company re-measured the value of the warrants which gave rise to the original discounts and it resulted in no additional cost.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that the staff comments, or changes to the disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

We trust that the above addresses the comments raised in the Comment Letter. Please do not hesitate to contact myself or the Company's attorneys if we can be of further assistance.

Yours sincerely,

/s/ Arthur Barchenko
Arthur Barchenko
Chief Executive Officer